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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
MARKET REGULATION

PROCESSED
FEB 28 2007
THOMSON
FINANCIAL

October 12, 2006

Act	Exchange Act '34
Section	
Rule	14e-5
Public Availability	February 12, 2007

Izumi Akai
Sullivan & Cromwell LLP
Otemachi First Square
5-1, Otemachi 1-chome
Chiyoda-ku, Tokyo 100-0004, Japan

Re: Sumitomo Trust offer for STB Leasing Co. Ltd.
<u>File No.: TP 07-01</u>

Dear Mr. Akai:

This is in response to your letter dated October 11, 2006. A copy of that letter is attached with this response. By including a copy of your correspondence, we avoid having to repeat or summarize the facts you presented. The defined terms in this letter have the same meaning in your letter, unless otherwise noted.

The United States Securities and Exchange Commission (Commission) hereby grants an exemption from Rule 14e-5 under the Securities Exchange Act of 1934 (Exchange Act) on the basis of your representations and the facts presented, but without necessarily concurring in your analysis, particularly in light of the facts that:

- STB Leasing Co. Ltd. is a foreign private issuer within the meaning of Rule 3b-4(c) under the Exchange Act;
- The offer will be subject to, and will be structured to comply with applicable Japanese statutory and regulatory requirements governing tender offers;
- The Corporate Law of Japan (Corporate Law) provides for a Statutory Put for all holders of shares constituting less than one unit; and
- The number of shares of STB Leasing Co. Ltd. held as less than a unit represented less than 0.0014% of the outstanding shares of STB Leasing Co. Ltd. as of March 31, 2006.

The Commission grants this exemption from Rule 14e-5 under the Exchange Act to permit STB Leasing Co. Ltd. to comply with the Corporate Law and purchase shares in the event that one or more odd-lot holders exercise their Statutory Puts during the offer.

The foregoing exemption from Rule 14e-5 under the Exchange Act is based solely on your representations and the facts presented in your letter dated October 11, 2006, and is strictly limited to the application of this rule to the proposed transactions. Such transactions should be discontinued, pending presentation of the facts for our consideration, in the event that any material change occurs with respect to any of those facts or representations.

In addition, your attention is directed to the anti-fraud and anti-manipulation provisions of the federal securities laws, including Sections 10(b) and 14(e) of the Exchange Act, and Rule 10b-5 thereunder. Responsibility for compliance with these and any other applicable provisions of the federal securities laws must rest with the participants in the offer. The Division of Market Regulation expresses no view with respect to any other questions that the proposed transactions may raise, including, but not limited to, the adequacy of disclosure concerning, and the applicability of any other federal or state laws to, the proposed transactions.

For the Commission,
by the Division of Market Regulation,
pursuant to delegated authority,

James A. Brigagliano
Acting Associate Director
Division of Market Regulation

Attachment

CONFIDENTIAL TREATMENT REQUESTED

SULLIVAN & CROMWELL LLP
サリヴァン アンド クロムウェル
外国法共同事業法律事務所*

TELEPHONE: 813-3213-6140
FACSIMILE: 813-3213-6470
WWW.SULLCROM.COM

Otemachi First Square
5-1, Otemachi 1-chome
Chiyoda-ku, Tokyo 100-0004, Japan

BEIJING • HONG KONG
MELBOURNE • SYDNEY
FRANKFURT • LONDON • PARIS
LOS ANGELES • NEW YORK • PALO ALTO • WASHINGTON, D.C.

October 11, 2006

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
OCT 1 1 2006
DIVISION OF MARKET REGULATION

Office of Trading Practices and Processing
Division of Market Regulation
Attention: James A. Brigagliano

Re: Request for Exemption from Rule 14e-5

Dear Mr. Brigagliano:

We are writing on behalf of our client, The Sumitomo Trust & Banking Co., Ltd. ("Sumitomo Trust"), a Japanese joint stock corporation, to follow up on our recent telephone conversations and to request that the Securities and Exchange Commission (the "Commission") grant a limited exemption from compliance with the provisions of Rule 14e-5 under the Securities Exchange Act of 1934, as amended (the "Exchange Act") for certain purchases required by Japanese law in connection with the proposed tender offer by Sumitomo Trust, for the outstanding shares of common stock of STB Leasing Co., Ltd. ("Target"), a Japanese joint stock corporation, which is likely an affiliate of Sumitomo Trust.

As previously discussed with members of the staff of the Commission, the offer will be made in cash to all holders of common stock excluding any treasury shares of Target (if any) and is expected to be for the number of shares of Target necessary to increase Sumitomo Trust's shareholding to 100% of Target's issued and outstanding common stock, with settlement occurring in Japan and the cash purchase price expressed in Japanese yen. The offer will be structured so as to comply with the laws of Japan, the jurisdiction with the primary nexus to both Target and Sumitomo Trust, and the greatest interest in the conduct of the offer. See "Background". In addition, except for the limited exemption requested, the offer will also comply with the applicable provisions of Regulation 14E under the Exchange Act and the other applicable rules and regulations promulgated under the Exchange Act. The offer will be coordinated by Daiwa Securities SMBC Co. Ltd. as the tender offer agent.

TOKYO:33134.8

Background

Sumitomo Trust

Sumitomo Trust, a joint stock corporation organized under the laws of Japan, is a leading financial institution in Japan, providing commercial banking, pension, real estate, securities processing and transfer agency services. Sumitomo Trust is a foreign private issuer as defined in Rule 3b-4(c) under the Exchange Act. Sumitomo Trust has no class of securities registered under Section 12 of the Exchange Act and is not and has never been subject to the periodic reporting requirements of the Exchange Act.

Target

Target, a joint stock corporation organized under the laws of Japan, is a comprehensive lease company. Substantially all of Target's operations are conducted in Japan. Almost all of Target's properties and executive offices are located in Japan, and substantially all of its revenues are derived from its activities in Japan. The principal trading market for Target's common stock is the Tokyo Stock Exchange. Target is a foreign private issuer as defined in Rule 3b-4(c) under the Exchange Act. Target has no class of securities registered under Section 12 of the Exchange Act and is not and has never been subject to the periodic reporting requirements of the Exchange Act.

Relationship between Sumitomo Trust and Target

Sumitomo Trust believes that Target is likely an affiliate of Sumitomo Trust for purposes of Rule 14e-5 under the Exchange Act. As of September 15, 2006, Sumitomo Trust owned 1,078,000 shares, or 5.0% of Target. Additionally, affiliates of Sumitomo Trust owned at least approximately 5,413,000 shares, or 25.1% of Target. All the directors of the Target, including its President and Representative Directors, are former officers, directors or employees of Sumitomo Trust.

The Common Stock and the Statutory Put

The Corporate Law of Japan (the "Corporate Law") provides for a unit share system under which a certain number of shares of a joint stock corporation as specified in its articles of incorporation constitute a unit. Target's articles of incorporation provide that 100 shares constitute a unit. The Corporate Law imposes significant restrictions and limitations on holdings of common stock that do not represent one unit or integral multiples of a unit. For example, under the Corporate Law, companies may choose not to issue certificates for shares representing less than one unit by providing so in their articles of incorporation, in which case certificates for shares representing less than one unit may only be issued in certain limited circumstances.

Because the transfer of shares of a listed company requires delivery of share certificates, fractions of a unit for which no certificates have been issued are not transferable. In addition, a holder of shares representing less than one unit cannot exercise any voting rights with respect to such shares.

Due to such limitations and restrictions, the Corporate Law grants a holder of shares representing less than a unit a right to require the company to purchase such shares. Pursuant to such provision of law, Target is required to purchase, at any time, at the request of a holder, such holder's common stock representing less than a unit (the "Statutory Put"). Target must make such purchases at a price equal to the closing price of the shares on the relevant market or markets on the day when such request is served on Target's transfer agent.

With respect to the number of shares of Target held as less than a unit, the annual securities report of Target indicates that as of March 31, 2006, there were 300 such odd-lot shares, representing less than 0.0014% of Target's outstanding shares.

Offer

The Japanese laws and regulations governing tender offers are set forth in the Securities and Exchange Law of Japan ("SEL"), as amended, the Securities and Exchange Law Enforcement Order, various Ministerial Ordinances issued by the Cabinet Office of Japan, the Corporate Law of Japan relating to joint stock corporations and certain related legislation, and the business regulations of the stock exchanges in Japan.

It is presently contemplated that the offer will be publicly announced on or around October 13, 2006 and will commence on or around October 24, 2006. The offer period is expected to remain open for at least twenty (20) U.S. business days. The cash purchase price will be expressed in yen with settlement in Japan. Sumitomo Trust will not tender its shares (other than shares held by itself as trustee for certain trust accounts) in response to the offer.

In Japan, holders of common stock may tender shares pursuant to the offer by submitting to the tender offer agent a completed tender offer application form, accompanied by share certificates representing the number of shares to be tendered pursuant to the offer. In order to participate in the offer, holders of common stock outside of Japan will have to notify their respective standing agents in Japan. Such standing agents will submit completed tender offer application forms and share certificates to the tender offer agent on behalf of such foreign holders who wish to tender into the offer.

Request for Exemption Under Rule 14e-5

Rule 14e-5

Pursuant to Rule 14e-5 under the Exchange Act, as an affiliate of Sumitomo Trust, Target may not purchase any shares outside of the offer while the offer remains open. As noted above, the Corporate Law mandates the Statutory Put for all holders of shares constituting less than a unit. The Statutory Put enables a holder of less than a unit to require Target to purchase such shares at any time, including during the offer. As discussed above under "The Common Stock and the Statutory Put," the aggregate number of shares held in such odd-lots is limited (less than 0.0014% of the number of shares outstanding as of March 31, 2006).

Basis for Exemption

It is our view that a limited exemption from the application of Rule 14e-5 with respect to purchases by Target pursuant to the Statutory Put is consistent with policy statements of the Commission in connection with the adoption of Rule 14e-5 in January 2000. We note also that in the past the Commission has granted substantially similar requests for exemptive relief for the Statutory Put under Rule 14e-5[1] and, prior to the adoption of Rule 14e-5, under Rule 10b-13.[2]

Rule 14e-5 is designed to protect the investors by "preventing an offeror from extending greater or different consideration to some security holders by offering to purchase their shares outside the offer, while other security holders are limited to the offer's terms.[3] The Commission has recognized that a strict application of Rule 14e-5 could disadvantage U.S. security holders in some situations. In this context, the Commission has noted that "flexible application of Rule 14e-5 is necessary and appropriate to encourage offerors for the securities of foreign private issuers to extend their offers to U.S. security holders."[4] In addition, we note that, in adopting Rule 14e-5,

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1 See, Letter of the Staff Regarding Kirin Beverage Corporation (available May 11, 2006), Letter of the Staff Regarding World Co., Ltd, (available July 27, 2005), Letter of the Staff Regarding Mefos Ltd., (available July 18, 2005), Letter of the Staff Regarding Fuji Television Network, Incorporated, (available January 6, 2005), Letter of the Staff Regarding Daibiru Corporation (available September 8, 2004), Letter of the Staff Regarding Matsushita Electric Works, Ltd. (available December 19, 2003), Letter of the Staff Regarding Banyu Pharmaceutical Co., Ltd. (available September 12, 2003) and Letter of the Staff Regarding Banyu Pharmaceutical Co., Ltd. (available January 9, 2003).

2 See, Letter of the Staff Regarding Tender Offer for Shares of Japanese Issuer (available November 15, 1999) and Letter of the Staff Regarding Amway Japan Limited Issuer Tender Offer (available July 15, 1996).

3 Cross-Border Tender and Exchange Offers, Business Combinations and Rights Offerings, Release No. 34-42054, International Series Release No. 1208 (October 28, 1999), Section II.C.1.

4 *Id.*

the Commission excepted other purchases by a covered person which, like the Statutory Put, are made pursuant to an obligation that existed prior to the public announcement of a tender offer without any exercise of discretion during the offer period on the part of the covered person.[5]

Requested Exemption

As a result of the statutory requirements of the Corporate Law and the immaterial number of shares held by odd-lot holders, Sumitomo Trust requests that the Commission grant a limited exemption from Rule 14e-5 under the Exchange Act to enable Target to comply with the Corporate Law in the event that one or more odd-lot holders exercise the Statutory Put prior to the expiration of the offer. In the event that this exemption is granted, Sumitomo Trust intends to include appropriate disclosure in the Japanese offering materials regarding the possibility of the exercise by odd-lot holders of the Statutory Put during the offer.

Pursuant to 17 C.F.R. 200.81(b), we respectfully request on behalf of Sumitomo Trust that this exemptive request and the response be accorded confidential treatment until 120 days after the date of the response to such request or such earlier date as the staff of the Commission is advised that all of the information in this letter has been made public. This request for confidential treatment is made on behalf of Sumitomo Trust for the reason that certain of the facts set forth in this letter have not been made public.

* * *

Should you have any questions regarding the foregoing, please contact Benjamin Curran at 81-3-3213-6139 or me at 81-3-3213-6145.

Very truly yours,

Izumi Akai

cc: Benjamin Curran
Satoshi Nakamura and Shunichi Kamiya of Mori Hamada & Matsumoto

5 Rule 14e-5(b)(7) provides an exception for purchases pursuant to a contract entered into before public announcement of the tender offer if the contract is unconditional and binding on both parties and certain other conditions are met.

END